COASTAL PACIFIC MINING CORP.

927 Drury Avenue N.E.,

Calgary, Alberta, T2E 0M3

October 23, 2007

Anne Nguyen Parker

Securities and Exchange Commission

Washington, D.C

20549

Re:

Coastal Pacific Mining Corp. (the "Company")

Registration Statement on Form F-1

File No. 333-145707

Dear Mrs. Nguyen Parker:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 1 to Coastal Pacific Mining Corp.’s registration statement on Form F-1.  The electronic copy of this Amendment No. 1 was filed via Edgar, with a submission date of October 22, 2007.

Below are the comments from your comment letter dated September 14, 2007, regarding our Registration Statement filed on Form F-1, to Coastal Pacific Mining Corp., each followed by the Company’s responses thereto.

Comment

Prospectus Summary, page 3

1.

Please describe your exploration targets. It is not clear from your disclosure what your exploration targets are, the minerals or elements you will be seeking, or why they are being considered to be of economic significance. Please revise to make your facts, beliefs and intentions clear to the average investor. In addition, clearly explain the basis for your proposed explorations program.

Response

We have revised our disclosure under Prospectus Summary on page 3 and Business Overview on page 17 to describe our exploration targets, the minerals we will be seeking and why they are being considered to possibly be of economic significance and to explain the basis for our proposed explorations program.

2.

You discuss your 100% interest in the Violet East Claim. Please disclose whether your property or mining claims have been physically examined in the field by a professional geologist or mining engineer.  If  not, please disclose in the summary section and add a risk factor that addresses the fact that the property has not been examined and detail the risks to investors.

Response

We have revised our disclosure under Prospectus Summary on page 3 and Business Overview on page 17 to disclose the fact that the property was originally examined in the field by a professional geologist and a report was prepared.  We have added Risk Factor number 17 on page 11 to advise that the property has not been visited by a professional geologist or mining engineer on behalf of the Company and that we are relying on information in the public domain and from Mr. Stevens, based on his visit to the Claims, to determine the property has merit and we have detailed the risk in this regard.

Comment

3.

Please disclose if any officer or director of your company has ever visited your property and/or mining claims.

Response

We have revised our disclosure under Prospectus Summary on page 3 and Business Overview on page 17 to disclose that Garland Stevens visited our mining claims.

Comment

4.

Describe the methods used to locate or stake your claims.

Response

We have described the methods used to locate and stake our claims under Prospectus Summary on page 3 and Business Overview on page 17.

Comment

5.

Please identify who will be conducting the proposed exploration work, and discuss their qualifications.

Response

We have disclosed that we do not presently have a professional geologist identified to undertake the proposed exploration work under Prospectus Summary on page 3.

Risk Factors, page 6

“If we lose the services of any of our management team…,” page 8

6.

You state that Mr. Stevens has “an extensive background in the natural resource exploration industry.  We note from his biography that Mr. Stevens’ experience in the mining industry relates to prospecting, soil sampling and core splitting in 1993, and serving as Environmental Coordinator for a mining company.  Unless you can substantiate significant technical training and/or experience in metals exploration or mining by members of your management, you need to include a risk factor management lacks technical training and experience with exploring for, starting, and/or operating a mine.  As appropriate, also include disclosure that your operations, earnings, and ultimate financial success could suffer irreparable harm due to management’s lack of experience in this industry.

Response

We have included Risk Factor #16 on page 10 in regard to Mr. Stevens’ lack of technical training and experience and to advise that we would suffer irreparable harm due to our management’s lack of experience in this industry.

Exhibits

Comment

7.

Please file the consent of Keewatin Engineering Inc. with respect to the Assessment Report.

Response

The Assessment Report prepared by Keewatin Engineering Inc. is filed in the public domain and is a matter of public record.  We disclose this fact on page under Business Overview.  We respectfully believe that we do not require consent to use information from the Assessment Report as it is a matter of public record.

Comment

Legal Opinion, Exhibit 5.1

8.

We note the form of legal opinion filed as exhibit 5.1 to your registration statement and the penultimate paragraph of said opinion.  In the opinion, counsel must opine on the laws of the jurisdiction of incorporation of the registrant.  Please revise the opinion.

Response

Our legal counsel has revised their legal opinion to opine on the laws of our jurisdiction of incorporation.

Comment

Signatures

9.

As required by Form F-1, please provide the signatures of your principal financial officer, your controller or principal accounting officer, and your authorized representative in the United States.

Response

We have affixed all required signatures as requested.

Sincerely,

/S/ LARRY TAYLOR

LARRY TAYLOR, PRESIDENT AND DIRECTOR